Exhibit 99.1

CONTACT:	-OR-	INVESTOR RELATIONS:
Origin Agritech Limited		The Equity Group Inc.
Jeff Wang		Devin Sullivan
Chief Financial Officer		(212) 836-9608
0086-10-5890-7518

Irving Kau
Vice President, Finance
(760) 918-1781

FOR IMMEDIATE RELEASE

ORIGIN AGRITECH LIMITED TO PRESENT AT MAXIM GROUP GROWTH CONFERENCE

Beijing, China – September 18, 2007– Origin Agritech Limited (NASDAQ: SEED) (“Origin”) today announced that Irving Kau, Origin’s Vice President of Finance, is scheduled to present at the Maxim Group Growth Conference on Thursday, September 20, 2007 at 2:00 pm Eastern Time.  The conference is being held at The Grand Hyatt Hotel in New York City.  The presentation will be broadcast live over the Internet at http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=SEED&item_id=1637405  or  www.originagritech.com.   Go to the web site at least 15 minutes early to register, download and install any necessary audio software.  A replay of the webcast will be available after the presentation at the above web address for approximately 90 days.

About Origin

Origin specializes in the research, development, production, sale and distribution of hybrid crop seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids currently on the market.

Forward Looking Statements

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its transition report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

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